Exhibit (a)(5)(QQQ)

Grand Chip Investment GmbH

Frankfurt am Main

Announcement regarding the non-fulfilment of an Offer Condition and lapse of the Takeover Offer

THE INFORMATION CONTAINED IN THIS DOCUMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION

On 29 July 2016, Grand Chip Investment GmbH, with registered office in Frankfurt am Main, Germany (“Bidder”), published the offer document (the “Offer Document”) for its voluntary public takeover offer (“Takeover Offer”) to the shareholders of AIXTRON SE, with registered office in Herzogenrath, Germany (“AIXTRON”), for the acquisition of their no-par value registered shares (auf den Namen lautende Stückaktien) in AIXTRON (collectively, “AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (“ADSs”), at the price of EUR 6.00 per tendered AIXTRON Share in cash. On 6 October 2016, the Bidder amended the Takeover Offer by publishing an amendment to the Takeover Offer (the “Amendment”) with respect to the minimum acceptance threshold set forth in Section 4.2.1 of the Offer Document.

As a result of the Amendment, the acceptance period for the Takeover Offer expired on 21 October 2016, 24:00 hrs local time Frankfurt am Main, Germany, and 6:00 p.m. local time New York, United States, respectively.

In accordance with the Offer Document, the Takeover Offer and any contracts which come into existence as a result of the acceptance of the Takeover Offer are subject to the conditions precedent specified in section 4.2 of the Offer Document (“Offer Conditions”), unless validly waived by the Bidder.

Section 4.2.2 (ii) of the Offer Document sets forth that with respect to the transaction “CFIUS Approval” (as defined in the Offer Document) shall have been obtained.

In this respect, the Bidder previously announced that the Committee on Foreign Investment in the United States (“CFIUS”) had referred the proposed Takeover Offer to the President of the United States for a decision in accordance with the Exon-Florio Amendment to the Defense Production Act of 1950, as amended (“Exon-Florio”), recommending that the President take action to suspend or prohibit the proposed Takeover Offer.  Under Exon-Florio, the President of the United States was required to render his decision to block or allow the proposed transaction no later than 2. December 2016 at midnight New York City time. In this case, the Offer Condition set forth in Section 4.2.2 (ii) of the Offer Document would only be fulfilled if “either (1) the period under Exon-Florio during which the President of the United States may announce his decision to take action to suspend or prohibit the Transaction has expired without any such action being announced or taken, or (2) the President of the United States has announced a decision not to take any action to suspend or prohibit the Transaction”.

On 2 December 2016, the President of the United States issued an order headlined “PRESIDENTIAL ORDER — REGARDING THE PROPOSED ACQUISITION OF A CONTROLLING INTEREST IN AIXTRON SE BY GRAND CHIP INVESTMENT GMBH” (the “Order”). In the Order the President of the United States, amongst others, prohibited the proposed acquisition of the U.S. business of AIXTRON by the Bidder, whether effected directly or indirectly and also reserved his authority to issue further orders with respect to, amongst others, the Bidder and AIXTRON. Hence, the President of the United States did not announce a decision not to take any action to suspend or prohibit the transaction. As a result the Offer Condition set out in section 4.2.2 (ii) of the Offer Document can no longer be fulfilled. Therefore, the Offer Condition set out in section 4.2.2 (ii) of the Offer Document has failed.

Pursuant to section 4.5 of the Offer Document the Takeover Offer has lapsed and any contracts based on the acceptance of the Takeover Offer will not become effective. For details regarding the rescission in such event, please see sections 11.1.10 and 11.2.10 of the Offer Document.

The re-booking of AIXTRON Shares for which the Takeover Offer has been accepted into their original ISIN DE000A0WMPJ6 is expected to take place on 13 December 2016. Following such transfer, AIXTRON Shares will again be traded under their original ISIN DE000A0WMPJ6. Trading in AIXTRON shares tendered in the Takeover Offer under ISIN DE000A2BPYT0 on the Frankfurt Stock Exchange will cease after regular stock exchange trading hours on 8 December 2016.

AIXTRON ADSs will be returned to AIXTRON ADS holders free of charge as soon as practicable.

Frankfurt am Main, 8 December 2016

Grand Chip Investment GmbH